Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED OCTOBER 11, 2011

TO PROSPECTUS DATED SEPTEMBER 19, 2011

This Sticker Supplement is part of, and should be read in conjunction with, our prospectus dated September 19, 2011. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus, unless otherwise defined herein. The terms “we,” “our,” “us” and “Global Growth Trust” include Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of October 3, 2011.

RECENT DEVELOPMENTS

Pending Investments

We entered into a purchase and sale agreement, effective August 17, 2011, for the acquisition of a three building office complex known as “Gwinnett Center” in Duluth, Georgia. Duluth is situated approximately 30 miles northeast of downtown Atlanta in Gwinnett County, the second most populated county within the Atlanta Metropolitan Statistical Area (the “Atlanta MSA”).

The seller of Gwinnett Center, Leeward Strategic Properties, Inc., a Delaware corporation, is not affiliated with us. The three multi-tenant buildings comprising Gwinnett Center are situated on approximately 16 acres and have an aggregate of 263,742 net rentable square feet. Two of the buildings are four stories and were constructed in 1990 and 2000, and the third building has three stories and was constructed in 1999. The three buildings are approximately 42% leased in the aggregate to approximately 30 tenants with remaining lease terms expiring at various times from the fourth quarter of 2011 through the fourth quarter of 2016. Certain leases have renewal options ranging from one to six years.

Our pending acquisition of Gwinnett Center is consistent with our investment strategy. The investment objective for this asset is to increase net operating income through the lease-up of existing vacancies and repositioning of the property in the marketplace.

The purchase price for Gwinnett Center is approximately $14.1 million, exclusive of closing costs. Upon entering into the purchase and sale agreement, we funded an escrowed earnest money deposit of $150,000, which became nonrefundable on October 3, 2011, the end of the due diligence period. The deposit will be applied toward the purchase price at the closing of the acquisition. Assuming outstanding contingencies are satisfied, such as the obtaining and/or finalization of acceptable financing, we anticipate closing on the acquisition of Gwinnett Center in mid to late October 2011. There can be no assurance that any or all contingencies will be satisfied and that the transaction will ultimately be completed on the terms set forth herein or otherwise.

We anticipate approximately $7.0 million of the purchase price for Gwinnett Center will be funded by a mortgage loan currently being negotiated with RBC Bank in the amount of approximately $11.15 million, and the balance of the purchase price, together with closing costs, will be paid from net proceeds of our current public offering. Approximately $4.15 million of the anticipated loan proceeds are expected to be used to fund up to $300,000 in capital improvements and up to $3.85 million for future leasing commissions and tenant improvements for leases meeting certain requirements. We anticipate the loan will be secured by a first mortgage on Gwinnett Center and will bear interest at a variable interest rate equal to the greater of (i) 4.95% or (ii) the LIBOR base rate

(as defined in the loan agreement) plus 3.50%. We anticipate that the loan terms will also provide for the reduction of the interest rate to the greater of (i) 4.20% or (ii) the LIBOR base rate plus 3.50% per annum if a minimum debt service coverage ratio is attained. It is expected that the interest rate will also be subject to a de minimis increase if a minimum deposit account balance is not maintained.

The loan is expected to have an initial term of three years and requires interest only monthly payments, with an option to extend the loan for an additional two years, subject to meeting certain requirements and including the payment of an extension fee of 0.50% of the loan amount then outstanding. During the two-year extension, if any, it is expected that monthly payments will equal $17,050 of principal and monthly accrued interest until the extended maturity date, when the loan will be due and payable in full. We expect that we will be required to provide the lender with a limited guaranty of the loan.

In connection with the acquisition of Gwinnett Center, we expect to pay our advisor, CNL Global Growth Advisors, LLC, an Investment Services Fee of approximately $260,850.

Gwinnett Center is located within the Northeast Atlanta Office Submarket and is adjacent to the Pleasant Hill Road/I-85 interchange. Gwinnet County, Georgia had an estimated 2010 population of 822,000 and is among the fastest growing and affluent counties in the region, having experienced 28% population growth from 2000 to 2010. The Northeast Atlanta Office Submarket ranks as the fifth largest submarket in the Atlanta MSA. The Northeast submarket has a current office vacancy rate of approximately 21.8%. We expect positive absorption in the submarket as well as the Atlanta MSA generally. Though significant near term hurdles to economic recovery remain, we expect that improving household finances, moderate employment and income growth and increased corporate profitability should contribute to modest recovery in 2011 and increasing recovery in 2012. The Northeast Atlanta Office Submarket benefits from proximity to residential neighborhoods that feature entry-to-executive level housing opportunities for the employees of a wide variety of companies based in the county. Employers are numerous and range from large domestic and international companies to local businesses. Based on these strong demographics and good access and visibility, together with the favorable purchase price for Gwinnett Center and its potential for repositioning in the market, we believe Gwinnett Center offers strong investment potential.

Update to Prospectus Summary - Risk Factors

Until the proceeds from this offering are invested and generating operating cash flow or funds from operations sufficient to make distributions to our stockholders, we may determine not to pay cash distributions or to pay some or all of our distributions from other sources, such as from the proceeds of this offering, cash advances to us by our advisor, cash resulting from a deferral of asset management fees, and borrowings (including borrowings secured by our assets) in anticipation of future operating cash flow, which may reduce the amount of capital we ultimately invest in assets. We have made, and we may continue to make, distributions in the form of shares of our common stock, which will cause the interest of later investors in our stock to be diluted as a result of stock that has been distributed to earlier investors. We have not established any limit on the extent to which we may use borrowings, proceeds of this offering or shares of our common stock to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level.

This Sticker Supplement contains forward-looking statements. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “predict,” “believe,” “intend” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, actual results could differ materially from those set forth in the forward-looking statements. We caution investors and potential investors not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.